Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)

On April 30, 2026, Vanity Fair published the following article that was posted by certain directors and officers of Enhanced Ltd in connection with the proposed business combination between A Paradise Acquisition Corp. and Enhanced Ltd:
Inside the Enhanced Games, Where Athletes Compete on Steroids. And Growth Hormones. And Adderall.

By Clara Molot, Clara Molot, Photographer Mateusz Stefanowski, Mateusz Stefanowski	April 30, 2026
Most drugs are banned in the world of elite sports, but not here. In this competition—backed by Peter Thiel, Donald Trump Jr., and Saudi royalty—the athletes are guinea pigs. And if those backers have their way, you’re next.
DOPE OPERA Enhanced Games athletes Mouhamadou Fall, Jasmine Abrams, Kristian Gkolomeev, Shania Collins, and Ben Proud, photographed in the United Arab Emirates, where they trained for 12 weeks with the aid of performance enhancing drugs.
“Just outside this window, here’s the US base that they’re targeting,” says Ben Proud, the 31-year-old British swimmer and Olympian. He turns his video camera around to show me the night sky above Abu Dhabi, where he’s been watching Emirati defenses intercept Iranian missiles.
His phone dings each time one is incoming—an alert to stay inside. “This building used to be an air force base, so it’s very sturdy,” he says of the Erth hotel, where the athletes competing in the Enhanced Games are currently training. “If you’re inside, you’re away from the danger. Pretty much.”
Proud had anticipated hurdles, though not necessarily bombs, when he signed on to the controversial sporting event birthed in the Thiel-verse, backed by MAGA, and christened the “steroid Olympics” by the press. After a 12-year career, which culminated in a silver medal at the Paris Olympics, he’d become accustomed to being told that performance-enhancing drugs were illegal, dangerous, and immoral. Now Proud was about to try several of them. Doctors in Abu Dhabi would compose an individualized concoction of enhancement drugs for him and many of his fellow athletes, selecting from testosterone, anabolic steroids, growth factors like HGH and EPO, hormone and metabolic modulators, and stimulants like Adderall. (Because of an ongoing clinical trial, the Enhanced Games says the athletes cannot share exactly what they are taking.)
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One year ago the Enhanced Games paid its first prize to the 32-year-old Bulgarian-born, Greek-raised swimmer Kristian Gkolomeev—$1 million to break the then men’s 50-meter freestyle world record. (It has since been broken officially by Cameron McEvoy, who swam clean.) “I was swimming my whole life, and I haven’t made any money,” says Gkolomeev. He "would’ve needed around 10 careers” to earn what he made in a single race. He did so with the aid of both performance-enhancing drugs and a previously banned full-body polyurethane “supersuit,” which decreases drag and increases buoyancy. This year they’re upping the ante.
“I can show you a book of headlines from June of 2023” when the games were announced, says Aron D’Souza, Australian lawyer, serial entrepreneur, and Enhanced Games cofounder. “My favorite one is from The Spectator: ‘Why the Enhanced Games Won’t Work.’ ” It took time, but the Enhanced Games secured the funds as well as the political, social, and global influence to go from a fever dream to a reality. The easy part? Finding the athletes willing to move to Abu Dhabi and join an institutional review board–approved clinical trial. For those participating, this is all disarmingly straightforward: a calculation of risk and reward, a late- career pivot, a chance, finally, to get paid—which, they say, made the potential hazards feel manageable. In a world where most Olympic athletes barely make enough money to survive, the Enhanced Games is offering hard, fast cash—a million dollars to break a world record, $250,000 to win a race, plus paid-appearance opportunities and a base salary in the mid to high six figures—all for 12 weeks of workouts and supervised PEDs at a five-star Emirati resort. (Never mind the full-scale military conflict unfolding in their backyard.) The long- awaited competition takes place in Las Vegas on May 24.
Compared to some of his other ventures, including pushing to bring psychedelics into the mainstream, German venture capitalist and Enhanced Games cofounder and executive chairman Christian Angermayer describes pulling it all off as a breeze. (Though in April, much to Angermayer’s excitement, President Donald Trump signed an executive order aimed at accelerating psychedelics research.) “Looking back over the last three years, I think this all went bigger, better than I would ever expected,” he says of the games.
But in the run-up to the competition, it’s become clear that something far more complex than extreme athletics is taking shape. The Enhanced Games is not just a rogue competition—it’s a node in a rapidly expanding biohacking economy, where the same networks funding life-extension start-ups and experimental clinics are now underwriting a sporting spectacle and preparing to sell it back to viewers, who the game makers are
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betting are would-be consumers. The venture capitalists with the most money and the highest tolerance for risk are already rewriting the rules for the public too.
“I accept support from anyone who believes in superhumanity,” says D’Souza, who dreamed up the Enhanced Games between sets at Equinox Miami’s Brickell location, where he overheard two men talking about “being enhanced.” A few days later, he pitched the idea to Peter Thiel, the tech billionaire who had secretly funded D’Souza’s plan for the $10 million lawsuit on behalf of Hulk Hogan against Gawker Media, for publishing a video of him having sex. “I think I’m going to start a new version of the Olympics,” D’Souza confided to Thiel at a New Year’s dinner in 2022, “but you can use performance enhancements.”
“That’s pretty cool,” D’Souza remembers Thiel replying—enough of a green light for him to get to work. “Ideas are worthless,” he tells me. “It’s all about the execution.” Six months later, D’Souza brought his fellow Thielverse member, Christan Angermayer, on board to be his cofounder. “At the beginning,” Angermayer says, “we kind of wanted to be the bad boys.”
A self-proclaimed semi-libertarian who values self-sovereignty above all, Angermayer was immediately drawn to biohacking as a means of eliminating the “number one restriction in life,” which he says, “is aging and health.”
“I’m doing 250 milligrams of testosterone per week. I do tesamorelin [human growth hormone–releasing factor], I do SS-31 [a mitochondria-targeting peptide], I do a lot of red- light therapy. Obviously I do gym—because by the way, you need to work. I’m taking DHEA [hormone therapy]. I’m doing [the diabetes drug] Jardiance, which filters glucose. I do GLP- 1s. These are the main things.” When I ask about a nightcap, he’s unamused. “I think alcohol is spiritually the devil and factually poison. Heroin is number two, then crack. And then at the very end, very, very low risk—LSD and mushrooms.”
At first the games were conceived as pure for-profit spectacle—revenue to be made through tickets, views, clicks, and advertising. Erected on the Las Vegas strip, where athletes will compete for attention with UFC fights, the Jonas Brothers, hoards of magicians, and buzzing casinos, the games’ build-up-and-move-on infrastructure and a crowd including potential White House–adjacent VIPs and press gave the whole enterprise the air of a traveling circus.
Then, in November 2024, seated next to some of the Red Bull team on a flight to the Formula 1 Grand Prix in Qatar, D’Souza realized they were sitting on something far larger. “I thought to myself, Red Bull has the best business model in sports,” he says.
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“They’re not trying to sell media rights and ticket sales and sponsorships. They just have a product, and they use sports to exemplify that vision.” Then it clicked. “Red Bull makes you go faster. But what actually makes an athlete go faster? Pharmacological enhancements.”
Standing in their way were the International Olympic Committee, the World Anti-Doping Agency, and the US government—at least for a time. But the seed for the second prong of the Enhanced Games’ business had already been planted: Eventually, they’d be able to sell some of the medications athletes took to go faster and get stronger alongside others that the games’ independent medical board has deemed insufficiently researched to administer to elite athletes at this time. “The previous administration almost had [the games] stopped in its tracks,” says Guido Pieles, chairman of the Enhanced Games Independent Medical Commission, but a White House helmed by Trump and JD Vance—one of Thiel’s many mentees—seemed to feel differently.
Underneath it all is a MAGA mesh that binds this cast of characters. Donald Trump Jr.’s firm, 1789 Capital, is an investor in Enhanced. The United Arab Emirates—which was chosen to host the clinical trial because the region has become a hub for longevity medicine research
—is a frequent investor not only with Angermayer, but also in Trump Jr.’s defense and crypto dealings and with the US government itself: Trump recently secured an additional $200 billion in new US-UAE deals on top of $1.4 trillion already committed. “The Middle East,” says Angermayer, “is financially more supportive”—nodding to the backing of Saudi Prince Khaled bin Alwaleed bin Talal. And at the FDA, Robert F. Kennedy Jr.’s plan to Make America Healthy Again includes not just limiting vaccines but deregulating many of the experimental treatments beloved by the Silicon Valley set, including peptides.
Kennedy is pushing the FDA to reclassify 12 of the 19 restricted peptides, which would allow US companies—like Enhanced—to compound and sell them through legitimate domestic channels. When the Biden administration recategorized these peptides in 2023, citing “significant safety risks,” it “created this huge black market, billions of dollars,” Kennedy argues, fueled by the propulsion of biohacking from fringe to trending in Silicon Valley and across social media. “People are taking research and animal peptides that we have no idea where they’re coming from,” he says, while dismissing the safety concerns flagged by Biden officials, which included immune reactions, pancreatitis, and accelerated growth of cancerous cells. “As long as people are going to be taking [peptides], we should maximize the chance that people are getting what they
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are being sold and that they’re formulated in laboratories that FDA has inspected.” (It’s true that most compounded peptides are currently produced in China in labs built to animal-testing standards, not human ones, with little oversight and less accountability. Doctors I spoke to tell horror stories: “I had a patient who was about to use a peptide,” says Jordan Shlain, MD, founder of the concierge practice Private Medical. “I sent it to a lab. It had MDMA in it.”) I can’t help but ask whether he considers himself a biohacker. “I wouldn’t talk about my personal health choices,” he says. “And they do not inform this debate…. I think people can make their own choice.”
For its part, Enhanced has already gotten into the peptide market, offering FDA-approved GLP-1s, sermorelin for sleep, and GHK-Cu copper peptide “for the looksmaxxing era,” the site states. It also advertises its “stronger” and “longer” supplement blends—piles of white powder in metallic packaging screaming to be cut with a credit card. They are selling testosterone injections, low-dose tadalafil, the erectile dysfunction medication often playfully referred to as “the weekender” for a better pump at the gym, the very popular NAD+ injections for “cellular health” (though Ali Watson of the longevity concierge clinic network Lifespan MD, cautions, “If you are broken from your mitochondrial standpoint or energy standpoint, it’s like pouring water into a leaky sink”), and even estradiol female hormone therapy in pill, cream, and gel form. If Kennedy’s reclassification process goes to plan, BPC- 157 (for tissue repair), Melanotan II (known as the “Barbie peptide” because it causes skin to tan without the sun), and the growth hormone–releasing ipamorelin could be some of Enhanced’s next bets.
By the time selling experimental and theraputic peptides to people who had watched athletes on steroids race for a million dollars was no longer a fever dream but an approaching reality, D’Souza felt his work was done. An early-stage venture capitalist and self-described contrarian who prides himself on pushing the envelope, he stepped back from day-to-day operations once the games were no longer a fringe operation—now associated with a clinical trial and under SEC review for a potential stock listing. “I’ll admit, I’m not really that much of a sports fan,” he says. “ I get invited to center court at Wimbledon, box seats at football games.… Everyone in the sports world wants to meet me. And I’m just really not that interested in sitting there.” Thankfully, the new CEO and cofounder, German tech and crypto investor Maximilian Martin, is, according to D’Souza, “a really passionate sports fan.” Where D’Souza wanted to supplant the world’s biggest showcase of athleticism, Martin envisions the Enhanced Games becoming for biotechnology what Formula 1 is to the automotive industry: a live testing ground for the most advanced performance technology on earth. He paints a picture of
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Eli Lilly sending one athlete, Johnson & Johnson sending another, Novo Nordisk a third, and so on.
“The technology that gets deployed on the racetrack today finds its way into your Corolla at some point,” says Matthew Scholz, CEO of longevity biotech start-up Oisín Biotechnologies. In this vision, the athletes are both the test subjects and the proof of concept—human prototypes.
“Everyone’s looking for a spectacle,” says Shlain, who is less charmed by the biohacking future Enhanced appears to be barreling toward. “You’ve got The Hunger Games, you’ve got Squid Game—and now you’ve got the Enhanced Games. We’re just lurching further and further toward the extreme. Whatever happened to hanging out with friends?”
Just a few weeks into their training and days before the athletes were going to start taking medications, Trump and Israeli prime minister Benjamin Netanyahu launched a massive air strike against Iran, wiping out the supreme leader and the majority of the country’s highest- ranking officials in Tehran, Abu Dhabi’s neighbor to the north. Within hours, Iran retaliated, striking back at the US and Israel’s allies in the region, including the United Arab Emirates.
“I’m not going to send [videos of missiles] to you,” says Proud, “because I’ll get arrested,” alluding to the apprehension of more than a hundred people in the UAE for filming and posting drone interceptions and therefore, according to the government, spreading “misleading” information. That shelter-in-place alert goes off in the first minutes of my conversation with 29-year-old sprinter Shania Collins too—she apologizes for the noise the same way she does when her laundry arrives. “Sometimes we hear the windows shaking,” says Gkolomeev, the swimmer. “It’s close by. It’s loud.”
“Wake up, missile, then another missile,” says 26-year-old British Irish swimmer Max McCusker with a smirk. “No, no—I’m kidding.” The missile interceptions, he explains, went from terrifying to unremarkable in roughly the same time it took him to settle into the rhythms of Enhanced life: luxurious buffet breakfasts, 7 a.m. swim practice, afternoon massages, and the occasional blood draw.
McCusker was at a pub when his fellow Irish professional swimmer Shane Ryan called to ask if he wanted in. “I was a brokie,” he says, recalling how quickly he said yes. “I’d hit all my best times, qualified for the Olympics, done multiple world championships, multiple European championships—and I had no money.” Two weeks into his regimen,
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he feels its effects: “I’m starting to have a chest,” he says, the Olympic rings tattooed across his forearm now sitting atop newly built muscle. His body fat has dropped from 11.8 percent to 7.5 percent in a matter of weeks. He describes it all with an almost breezy enthusiasm, as if discussing a new training block rather than a pharmacological overhaul.
Mouhamadou Fall, one of 12 siblings in a Parisian family, is candid about the appeal. A former soccer player who only took up running at 24, he made it to the Tokyo Olympics and was training for Paris when a suspension for drug contamination upended his plans. What followed was not just frustration with the ruling, he says, but with the system itself. “I meet one girl—I can’t sleep at her place because I have to log my location,” he says. “You don’t have freedom. It’s just too much.”
Gkolomeev describes a different kind of disillusionment—less about control, more about competition. “My whole life I was natural, and I knew I was competing with people who were not following the rules,” he says. “I knew that if I was doing what they were doing, I would’ve been the best. So I wanted to see my full potential.”
Collins arrived at the same conclusion, though from a more conflicted place. The daughter— almost too perfectly—of two Drug Enforcement Administration officers in southern Maryland, she grew up acutely aware of both the risks of substances and the quiet prevalence of doping in elite sports.
“I always thought: If it was done properly, why be against it?” she says. “If it could be regulated—if it could be legal and done in a healthy way—why wouldn’t we take advantage of science?” What bothered her, she insists, was never the drugs themselves but the dishonesty surrounding them. “It’s the lying. The sneaking around. Transparency is huge to me.”
She is also the only athlete I spoke with who described tangible side effects: a persistent heat, tightness in her chest, a restless agitation that translated into an almost compulsive drive to train. She names the longer-term risks without flinching—infertility, a deepening voice, physical changes she catalogs in the same matter-of-fact tone she uses for everything else.
For others, the decision came after something more abrupt. Jasmine Abrams, a 32-year-old Olympic sprinter who still holds Guyana’s national record in the 100 meters, had already stepped away from track and field. She was four months into retirement when she was
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involved in a serious car crash. “It just made me rethink everything,” she says. Three days later, she joined the Enhanced Games.
For the first time in her career, Abrams says, she can train without the constant pressure to survive financially. “I can solely be an athlete,” she says—and in doing so finally find out what she’s actually capable of.
Thirty-five-year-old Australian swimmer James Magnussen, meanwhile, isn’t so fazed by the whole thing. “I’ve put a lot worse in my body,” he says. Last year, while working with Enhanced, he accidentally gained so much muscle (nearly 30 pounds) that he was actually sinking in the pool. This year he’s going for a more subtle approach. “It’s quite simple, to be honest,” he says. “I’m really only using three different things,” but he couldn’t go into specifics.
Hunter Armstrong, meanwhile, is a different kind of test subject for the Enhanced Games. He is competing without drugs, hoping to make money and, in doing so, change the rules from the inside—proving that the Enhanced Games can coexist with traditional competition rather than replace it.
“I still love competing in World Aquatics events,” he says. “It’s always an honor to wear the flag. If I doped, I’d lose the opportunity to be on that podium, to hear my national anthem. Those aren’t things I want to give up.” The IOC and WADA are currently threatening that even if he competes without taking any drugs or supplements, Armstrong may never be allowed back into the world of traditional pro swimming. “We invite all our clean sport partners, including athletes, to join us in condemning this event regardless of its wealthy and influential supporters,” says the WADA website. Armstrong is seeing if they’re playing chicken.
“Anyone doing a peptide or joining the Enhanced Games is doing an n-of-one experiment,” says Andrew Hessel, a synthetic biologist who has spent his career at the intersection of technology and human biology. “They are the guinea pig. I hugely support people’s right to self-experiment—that’s all our lives are. But many people don’t appreciate the risks. And if they’re doing this for longevity or health, I find the cognitive dissonance just crazy.” The games holds that exact intellectual tension at its core. Its two prongs—spectacle and the sale of supplements and medicine—don’t always parse. That’s because not every biohacking measure is a longevity measure, and not every form of physical manipulation improves or extends life. Yet this is precisely the idea that the Enhanced Games is peddling —the fantasy that what Proud or Collins takes to break a world record, at a different dose, might make a man in his 70s more mobile, energized, and maybe even hotter.
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A decade ago, looksmaxxing lived in the dark corners of incel message boards, where men swapped tips on biohacking their way to female attention. Now it’s gone mainstream: Twenty-year-old Clavicular went viral for his hours-long livestreams where he explains how to “bone smash” (picture your cheekbones plus a hammer) for a chiseled jaw, shoot up testosterone to gain muscle, and snort meth to stay lean. He took it so far that he apparently overdosed and is now trying to figure out how to keep livestreaming without the aid of drugs. He’ll “either have to practice mogging sober,” he said, “or just find a new form of content.”
And then there’s Elliot Roth, a member of the self-identified biohacking community Grinder (note: not Grindr) in San Francisco—the DIY body-modification subculture known for things like implanting chips beneath the skin that function like contactless credit cards—who calls me from a ferry crossing the Bay wearing thick white sunglasses and a gamer headset to talk about experimental gene therapies “that allow athletes to maintain muscle mass, accelerate healing, increase bone density, enhance metabolic function.” He tells me to look up something called follistatin (“F-O-L-L-I-statin”), a therapy that supposedly blocks myostatin, the protein that limits muscle growth. “You’ll see massive dogs, massive cows,” he says. “The true Enhanced Games go beyond an injectable—into actually modifying your biology. There are people doing experimental gene therapy on themselves in Abu Dhabi.”
I stop him, and clarify: “The same people? The athletes?”
“Probably. Yeah.”
“Are you sure?”
He goes on to describe, not the athletes, but people he knows personally who are “dosing themselves with experimental gene therapies,” including one that “allowed [a former colleague] to gain 3 kilos in his ass because that’s the site he injected.” When we get back to the athletes he says, “you have your nutrition, your standard supplements, then the substances the IOC prohibits. And then there’s the stuff that’s new and emerging—that even the Olympic Committee doesn’t know about and has no means of testing for. That’s what we’re really talking about.” He leans in. “There are two things the very wealthy have been trying to escape. One is taxes—they’ve already done that. The next is death. Many of the technologies being used in the Enhanced Games are advents of extremely wealthy people spending enormous sums in strange clinics on therapies for themselves. The Enhanced Games is just the demonstration—the implementation—of what they’ve already done to their own bodies.”
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Roth was right about a lot of things but not the science. When I ask Pieles, he shakes his head and reads me the list of approved substances in the official protocol. (A spokesperson from the games says, “There is no experimental gene therapy going on at the Enhanced Games.”)
What Roth was wrong about—that athletes are undergoing even newer and more extreme experimental treatments like gene therapies—encapsulated the seductive power of the biohacking world and its natural overlap with that of tech start-ups. Both spaces are fueled by the desire for “this magic thing that few people have access to,” says Russian venture capitalist Masha Bucher, who notes that biohackers and entrepreneurs are “curious, big-time risk takers, [and] trying to find the holy grail.” These are people, she says, who often believe in miracles, who want to go against the grain, who have experienced the true power of risk.
For the entrepreneurs who made it big and have access to the funds to, as Roth says, solve everything except for the original human contract that we’re all going to die, medical tourism, fueled on the magic of the gatekept secrets of the fountain of youth, is a multibillion-dollar industry.
Many longevity doctors are less enchanted, underscoring time and again the lack of research, and the snake oil that fills the industry. “There’s a lot of experimental things that people are doing that might work, but I can tell you the story about the guy that injected some stem cells in his spine and got an abscess and almost fucking died,” says Shlain. “I can go on for every story that you hear in a chat group.”
“It’s a confirmation bias,” he continues. “Nobody goes in the group and says, ‘I did this and now I can’t fucking walk.’ ” For him and several of his peers, the Enhanced Games fits into that same experimental bucket that is nothing short of dangerous.
“There’s a whole society for longevity science that would run very far and very fast from the Enhanced Games,” says Shlain. He pauses. “That’s more of a carnival experiment.”
And it all almost works—except that no one knows what these enhancements will do to the body in 10, 20, or 50 years. “For [longevity influencer] Bryan Johnson to be proven correct will take 120 years. He has to become the longest-living human ever for his project to succeed,” says D’Souza of the tech entrepreneur and venture capitalist known for his extreme biohacking experiments. “For us to be proven successful takes nine and a half seconds—and it fits in a TikTok.”
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If RFK Jr. has his way, by the time spectators file into the Enhanced Games stadium in Las Vegas, 12 of the 19 experimental peptides the games might offer for sale will be on their way to being reclassified, allowing American pharmaceutical companies to make compounds and distribute them.
The timing couldn’t be better for Angermayer, Martin, and D’Souza. “They’ve seen how taking a very, let’s say measured, scientific, academically grounded approach has opened the door,” says D’Souza. “Secretary Kennedy has now talked about descheduling testosterone, about legalizing some peptides. And I think that’s on the back of the very serious work that our team has done.”
When I ask about the several studies that have shown that certain peptides can cause accelerated tumor growth, Kennedy tells me that “most [peptides] occur in the human body. So they don’t have a high risk profile,” though Shlain, the doctor, warns that “natural” doesn’t always mean “safe” when you’re injecting a molecule, even a naturally occurring one, into the body. “They said that it was immunosuppressive,” Kennedy continues. “They just slapped that label on everyone. And it was a lie. There was no science to support that.” This is a claim that Shlain says is “flatly incorrect,” arguing that “decades of peer-reviewed research have documented that certain neuropeptides act as growth factors for cancer cells, promoting proliferation, angiogenesis, and metastasis.” What’s more, “There is also a well- established body of literature on immunosuppressive peptides,” he says, noting that one of the most widely used immunosuppressive drugs, cyclosporine (for people who have organ transplants, for instance), is itself a peptide. “Peptides leave your system within 24 hours,” says Kennedy, glossing by examples like semaglutide whose half-life is about a week, “whereas vaccines are intended and billed to permanently alter your immune system for the rest of your life,” which can also happen after any natural infection.
The athletes won’t be touching any of these experimental molecules during competition, and the reclassification will have to survive the scrutiny of the FDA expert advisory panel meeting that’s scheduled for July, but nevertheless, the games will serve as the best advertisement possible. “We said we [would] only use approved drugs, and that’s why peptides [and] stem cell therapies all fell out,” explains Pieles. “My colleagues who are in the enhancement longevity world, they look at the drug protocol for Enhanced for the study, and they say, ‘Oh, my God, how boring.’ ”
“It’s true,” he says, “ but this is the first study [on athletes], and there’s so much headwind for this type of studies that it would’ve been too far-fetched to go full in.”
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That is to say there will be more, and they’re simply testing the waters. “This is really just a template,” says Pieles, for how Enhanced can study particular peptides or stem cell therapies in the years to come.
That doesn’t mean, however, that Enhanced (or any other wellness company, for that matter) is going to wait for those studies to sell those reclassified peptides to their customers. Kennedy’s reclassification plan, he insists, is designed to dismantle the black market. The Enhanced Games will be there when he does, ready to swoop in and fill that void with a gleaming marketplace complete with Olympic athletes, broken records, and million-dollar bonuses.
When I ask Kennedy about his own peptide use, he tells me that he’s tried “certain peptides” but isn’t sure yet if they work. “Maybe that wound would’ve healed in a week even if I didn’t take them. I don’t know.”

Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The
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Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Merger Proxy:

Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may
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differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a
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representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.
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